Exhibit 99.1

NEWS RELEASE
Brookfield Properties Corporation
To Hold Conference Call and Webcast of
2009 First Quarter Financial Results
Friday, May 1, 2009 at 11:00 a.m. (ET)
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Annual Report available on company website today;
Annual General Meeting for shareholders to be held April 30, 2009
NEW YORK, March 30, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2009 first quarter results will be released prior to the market open on Friday, May 1, 2009. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on May 1 at 11:00 a.m. (ET). Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on May 1, 2009.
To participate in the conference call, please dial 800.374.0199, pass code 91702804, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldproperties.com.
A replay of this call can be accessed through June 1, 2009 by dialing 800.642.1687, pass code 91702804. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Brookfield Properties’ Annual Report
Brookfield Properties published its 2008 Annual Report today. The full report is available for viewing and download on the company’s website at www.brookfieldproperties.com.
Brookfield Properties’ Annual General Meeting
Brookfield Properties is hosting its Annual General Meeting for shareholders at 300 Madison Avenue in New York City on Thursday, April 30, 2009 at 10:00 a.m. (ET). You may participate by live webcast by accessing the company’s website at www.brookfieldproperties.com.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio is comprised of interests in 108 office properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. Brookfield Properties also holds interests in over 16 million square feet of high-quality, centrally located development properties in its major markets. Brookfield Properties trades on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215;
email: melissa.coley@brookfieldproperties.com.